UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Accelerate Diagnostics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00430H102
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2023**
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.
** This constitutes a late filing due to inadvertent administrative error.  See the Preliminary Note.

(Continued on following pages)
Page 1 of 11 Pages
Exhibit Index Found on Page 10

13D
CUSIP No. 00430H102

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 18,737,047 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,471,710 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise 2022 Warrants for up to an aggregate of 1,523,905 Shares.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 19.99% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,260,952 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,260,952 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,260,952 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 1,523,905 Shares for which 2022 Warrants currently are exercisable.  Excludes 947,805 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023.

Page 2 of 11 Pages

13D
CUSIP No. 00430H102

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 18,737,047 Shares (as defined in Item 1) and hold 2022 Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 2,471,710 Shares.  Due to exercise limitations set forth in the 2022 Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise 2022 Warrants for up to an aggregate of 1,523,905 Shares.  Accordingly, as of the date of this filing the aggregate Shares and 2022 Warrants held by the reporting persons represent beneficial ownership of 19.99% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,260,952 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,260,952 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,260,952 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 1,523,905 Shares for which 2022 Warrants currently are exercisable.  Excludes 947,805 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2023.

Page 3 of 11 Pages

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 3, 2012, as amended and supplemented by Amendment No. 1 thereto filed on July 9, 2012, Amendment “No. 1” thereto filed on March 20, 2013, Amendment No. 2 thereto filed on September 3, 2013, Amendment No. 3 thereto filed on March 19, 2014, Amendment No. 4 thereto filed on May 28, 2014, Amendment No. 5 thereto filed on December 29, 2015, Amendment No. 6 thereto filed on February 25, 2016, Amendment No. 7 thereto filed on February 20, 2018, Amendment No. 8 thereto filed April 12, 2018, Amendment No. 9 thereto filed on October 5, 2021 and Amendment No. 10 thereto filed on December 3, 2021 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

Previously Reported and Current Beneficial Ownership Percentages

Amendment No. 10 to the Prior Schedule 13D reported that as of December 3, 2021, the Reporting Persons beneficially owned an aggregate 18,284,913 Shares; such amount represented 26.2% of the Shares outstanding as of such date.  Subsequently, the Trust acquired 2022 Warrants such that, as of the date hereof, the Reporting Persons beneficially own an aggregate 20,260,952 Shares, representing 19.99% of the Shares outstanding.

Inadvertent Failure to Report One-Percent Aggregate Acquisition

Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D.  Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent or more of the class of securities shall be deemed “material” for purposes of the foregoing amendment requirement.  Due to inadvertent administrative error, the Reporting Persons failed to file one such amendment to the Prior Schedule 13D to report an aggregate acquisition of beneficial ownership of Shares representing one percent or more of the Shares then outstanding.  This Amendment has the purpose, among other things, of reporting such one-percent aggregate acquisition.

Securities Holdings Resulting in Current Beneficial Ownership of Shares

As of the date hereof, the Trust holds an aggregate of: (i) 18,737,047 Shares; and (ii) 2,471,710 Common Stock Warrants (the “2022 Warrants”) issued on August 15, 2022 and expiring on August 15, 2029, each of which is currently exercisable, pursuant to the terms thereof, to purchase one Share.

The terms of the 2022 Warrants provide that 2022 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation permits the Trust to exercise 2022 Warrants for an aggregate of not more than 1,523,905 Shares.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining 947,805 2022 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Accelerate Diagnostics, Inc. (the “Issuer”).  The principal executive office of the Issuer is 3950 South Country Club Road, Suite 479, Tucson, AZ 85714.”

Page 4 of 11 Pages

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)
This Schedule 13D is being filed by Jack W. Schuler (“Mr. Schuler”) and the Jack W. Schuler Living Trust (the “Trust”).  Mr. Schuler and the Trust are together referred to herein as the “Reporting Persons.”

(b)	The address of the principal business office of each of the Reporting Persons is 100 N Field Drive Suite 360, Lake Forest, IL 60045.

(c)	Each of the Reporting Persons is principally engaged in the business of investing in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schuler is a citizen of the United States. The Trust is organized under the laws of the State of Illinois.”

Item 3. Amount of Funds or Other Consideration

This Amendment hereby amends and restates Item 3 of the Prior Schedule 13D in its entirety as follows:

“All purchases of Issuer securities by the Trust have been funded from its available investment capital.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On August 15, 2022, the Trust exchanged with the Issuer 2.50% Convertible Senior Notes due 2023 (the “Notes”) held by it for a secured promissory note in an aggregate principal amount of $34,933,500 (the “Secured Note”) and 2022 Warrants to purchase 2,471,710 Shares, in each case pursuant to the 2022 Exchange Agreement (as defined and further described in Item 6 below).

Page 5 of 11 Pages

Each of the Reporting Persons acquired the securities of the Issuer held by it for investment purposes.  None of the Reporting Persons has made a determination regarding a maximum or minimum amount of Shares or other securities of the Issuer that it may hold at any point in time.  At any time and from time to time, one or more of the Reporting Persons may engage in communications with the Issuer’s management concerning, among other things, the Issuer’s strategy, operations, capital structure, and other matters relating to the Issuer’s business and/or securities.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon various factors, including, without limitation, any such communications with management, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, and price levels of the Shares and other securities of the Issuer, the Reporting Persons in the future may take such actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing or selling securities of the Issuer, engaging in hedging transactions with respect to securities of the Issuer, and taking such other actions as the Reporting Persons may consider appropriate for the purpose of maximizing the value of the Reporting Persons’ investment position in the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 99,831,533 Shares outstanding as of May 11, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On August 15, 2022, the Trust exchanged with the Issuer $49,905,000 in aggregate principal amount of Notes held by it for the Secured Note and 2022 Warrants to purchase 2,471,710 Shares at an exercise price of $2.12 per Share, in each case pursuant to the 2022 Exchange Agreement (as defined and further described in Item 6 below).  Other than the foregoing, the Reporting Persons did not effect any transactions in the Shares during either (i) the 60 days prior to August 15, 2022 or (ii) the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

Page 6 of 11 Pages

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 20,260,952 Shares, representing 19.99% of the Shares outstanding.  This amount consists of: (i) 18,737,047 Shares held by the Trust; and (ii) 1,523,905 Shares acquirable by the Trust upon the exercise of 2022 Warrants (this amount excludes 947,805 Shares for which 2022 Warrants are not currently exercisable due to the Beneficial Ownership Limitation).  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of 2022 Warrants.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

2022 Exchange Agreement

On August 15, 2022, the Trust entered into an exchange agreement (the “2022 Exchange Agreement”) with the Issuer, pursuant to which the Trust agreed to exchange $49,905,000 in aggregate principal amount of Notes held by it for the Secured Note and 2022 Warrants to purchase 2,471,710 Shares.

The foregoing description of the 2022 Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the 2022 Exchange Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022 and is hereby incorporated herein by reference.

2022 Warrants

Pursuant to the 2022 Exchange Agreement, on August 15, 2022 the Issuer issued to the Trust 2022 Warrants entitling the holder thereof to purchase 2,471,710 Shares at an exercise price of $2.12 per Share, subject to standard adjustments as set forth therein.  The 2022 Warrants became exercisable (subject to the Beneficial Ownership Limitation) pursuant to the terms thereof beginning February 15, 2023 and terminate August 15, 2029.

The foregoing description of the 2022 Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrant, a copy of which was filed by the Issuer as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022 and is hereby incorporated herein by reference.

Secured Note

Pursuant to the 2022 Exchange Agreement, on August 15, 2022 the Issuer issued to the Trust the Secured Note.  The Secured Note has a scheduled maturity date of August 15, 2027 and will be repayable upon written demand at any time on or after such date.  The Issuer may, at its option, repay the note in (i) United States dollars or (ii) in the form of Shares, in a number that is obtained by dividing the total amount of such payment by $2.12, subject to certain adjustments as more fully described in the Secured Note.

The foregoing description of the Secured Note does not purport to be complete and is qualified in its entirety by reference to the Secured Note, a copy of which was filed by the Issuer as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022 and is hereby incorporated herein by reference.”

Page 7 of 11 Pages

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 4 the Exchange Agreement, dated as of August 15, 2022, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022.

There is filed herewith as Exhibit 5 the Warrant, incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022.

There is filed herewith as Exhibit 6 the Secured Promissory Note, incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on August 15, 2022.”
Page 8 of 11 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 8, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 9 of 11 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated June 8, 2023
2.	Standby Purchase Agreement, dated March 10, 2014, by and among Jack W. Schuler as trustee of the Jack W. Schuler Living Trust, the Schuler Family Foundation and Accelerate Diagnostics, Inc.*
3.	Form of 2.50% Convertible Senior Note due 2023**
4.	Exchange Agreement, dated as of August 15, 2022
5.	2022 Common Stock Warrant, dated as of August 15, 2022
6.	Secured Promissory Note, dated as of August 15, 2022

* Filed as an Exhibit to the Schedule 13D filed on March 19, 2014

** Filed as an Exhibit to the Schedule 13D filed on April 12, 2018

Page 10 of 11 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 8, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 11 of 11 Pages